Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

25 May 2015

PRIMA BIOMED TO COMMERCIALISE CVAC’S DATABASE MANAGEMENT PLATFORM

WITH DATABASE INTEGRATIONS INC. (DBI)

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) announced that it has reached agreement with the US-based Database Integrations Inc. (DBI) for the two companies to commercialise iCAN, the software platform that powers Prima’s CVac cellular therapy, for use in other cellular therapies worldwide.

iCAN, which was designed by DBI to Prima’s specifications and commissioned in 2011, handles, in a scalable architecture and with a high level of automation, all the electronic records and electronic signatures associated with labelling, manufacturing operations, distribution, logistics, communications and scheduling for immuno-cellular therapies like CVac. With iCAN having significantly contributed to making CVac an efficient and relatively low cost cellular therapy in the years since 2011, Prima and DBI believe that other developers of cellular therapies will benefit from iCAN with their products. Under the Agreement being announced today the two companies will work together to seek sub-licensees for that system. It is envisaged that Prima will earn a percentage of the revenues that Database Integrations earns from new sub-licensees.

Marc Voigt, CEO of Prima BioMed, commented ‘It has been a privilege working with Database Integrations on iCAN over the years. They proved a very reliable and knowledgeable partner for us as we took CVac from benchtop into mid-stage clinical trials, even though our people were in widely distributed time zones. We believe they can now take their work to the next level commercially and clinically’.

Jackie Littlefield, Chief Operating Officer of DBI, expressed optimism about the future of iCAN: ‘With cellular therapy being a new area of modern medicine, and developers of new therapies now cognisant of the need to automate the complex processes as much as possible, we see potential for iCAN to become an industry standard, and look forward to working with Prima to introduce our system to new players in the field’.

About Database Integrations Inc.

Headquartered in Alpharetta, GA, USA and privately held, DBI is an industry leader in the provision of technology-enabled clinical trial management solutions and support services. The company transforms clinical development by creating and developing innovative and complex applications on its FDA 21 CFR Part 11 and European Union’s Annex 11 compliant single platform system. The company’s flagship ATOMS product is widely used in both Europe and

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

North America in clinical trials ranging from Phase I to IV. DBI was founded in 2006 by the husband-and-wife team of Steve and Jackie Littlefield, who remain on the executive management team with the company. For further information please visit www.dbintegrations.com.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Prima’s pipeline of products includes IMP321 based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321 is its most clinically advanced product, a T cell immunostimulatory factor (APC activator) for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian stock exchange and on the NASDAQ in the US.

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts, Global Head of Investor Relations

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

USA Investor/Media:

Adam Holdsworth, PCG Advisory

+1 (646) 862 4607; adamh@pcgadvisory.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889